

Silicon Storage Technology, Inc.

News Release

For More Information Contact:

Leslie Green
Stapleton Communications Inc.
(650) 470-0200

Jack K. Lai
Vice President & Chief Financial Officer
Silicon Storage Technology, Inc.
jlai@sst.com
(408) 735-9110

SST Reports Second Quarter 2005 Financial Results

SUNNYVALE, Calif., July 26, 2005 -- SST (Silicon Storage Technology, Inc.) (NASDAQ: SSTI), a leader in flash memory technology, today announced financial results for the second quarter ended June 30, 2005.

Net revenues for the second quarter were $93.3 million, compared to $86.3 million in the first quarter of 2005 and $128.5 million in the second quarter of 2004.

Net loss for the second quarter of 2005 was $19.6 million, or a loss of $0.19 per share, based on approximately 102.2 million diluted shares outstanding.   This includes an $8.3 million inventory adjustment and a $2.9 million charge related to in-process R&D expense involving the acquisition of Actrans and the settlement of the Atmel patent litigation case. By comparison, the company recorded a net loss of $13.9 million, or a loss of $0.14 per share, on approximately 97.8 million diluted shares outstanding in the first quarter of 2005. For the second quarter of 2004, the company reported a net income of $22.1 million, or $0.22 per share, on approximately 100.5 million diluted shares outstanding.

SST finished the second quarter 2005 with $50.2 million in cash, cash equivalents and short-term investments.

-More-

Management Qualitative Comments

"During the second quarter of 2005, our business showed clear signs of improvement," said Bing Yeh, president and chief executive officer. "Our revenue was higher than we expected and unit shipments grew for substantially all of our application segments. In particular, unit shipments to the Internet computing segment were in record number, largely due to the renewed strong demand in the PC, LCD monitor, printer, hard disk drive and graphics card applications. In other market segments, shipments also increased for many high volume applications including digital cameras, DVD players, DVD-RW drives, MP3 players, networking equipment and Bluetooth modules. Total units shipped during the second quarter were only slightly less than the record shipments we achieved in the fourth quarter of 2004. Despite strengthening demand, the continued industry oversupply and heavy competition caused our selling prices to erode by 8.0 percent. By comparison, our price erosion for the first quarter was 9.8 percent. Our blended ASP, which takes into consideration our product mix, decreased 4.4 percent for the second quarter.

"We continue to see a transition in the marketplace from low-density parallel memory to smaller form factor low-density serial memory for many high volume applications such as graphic cards, hard disk drives, optical drives and printers. Revenue from our serial memory products increased more than 80 percent in the second quarter compared to the first quarter. Currently, we are ramping shipments of 512K to 8Mbit serial flash products and plan to introduce products in the 16Mbit to 128Mbit densities. SST is rapidly establishing a product portfolio, technology roadmap and production capacity to address this market opportunity.

"The revenue contribution from non-memory products decreased during the second quarter caused by continued difficulty in the SIM card IC market. We expect revenue from our non-memory products to improve significantly during the second half, primarily due to the increased shipment of controller products with embedded flash to consumer applications. We now expect our non-memory revenue in the second half to be approximately $45 million; more than double our non-memory revenue in the first half of the year. The shipment of radio frequency communication IC product remained insignificant and we do not expect this situation to change until late 2006. However, we are making steady progress in this new area. During the second quarter we announced two new high-efficiency power amplifiers for 802.11a and 802.11b/g WLAN systems and a Bluetooth power amplifier solution that increases the transmission range with lower power consumption than current competitive solutions.

To transform SST from a pure-play in flash to a multi-product line company, we continue to execute on our plan to achieve, by mid-2008, 30 percent revenue contribution from non-memory products, which includes embedded controllers, smart card ICs and radio frequency ICs.

"We expect that this difficult market that has negatively affected our results over the last several quarters should begin to improve in the second half.   We expect that competition, particularly in the higher densities, may continue to cause price erosion for the coming quarters, but to a much lesser degree. Further, the expected shipment ramp of our serial flash products, certain non-memory products and non-commodity memory products, coupled with continued lowering of our manufacturing costs, should position us for growth in the third quarter and beyond."

Third Quarter 2005 Outlook

SST expects its third quarter unit shipments to show double-digit growth from the second quarter. Third quarter revenue is also expected to show healthy growth with improved gross margin. The blended ASP is expected to be flat with price erosion of some products offset by increased shipments of higher priced products. Licensing revenue is expected to be consistent with the prior quarter. Therefore, SST expects its third quarter revenues to be between $103 million and $113 million, assuming no drastic changes occur in the U.S. and international economies. Gross margin is expected to be between 14 and 16 percent, which takes into consideration the risks associated with market condition changes. Research and development spending is expected to be approximately 5 percent higher than the prior quarter. With these revenue and expense levels, SST expects net loss per share to be between $0.11 and $0.15 in the third quarter.

Conference Call Dial-in Information

SST will hold a conference call to discuss its financial results today at 1:30 p.m. PDT. Those wishing to participate in the conference should dial 877-209-0397, international participants please dial (612) 332-0932, using the password "SST" at approximately 1:20 p.m. PDT. A replay of the call will be available for two weeks by dialing 800-475-6701, international participants dial (320) 365-3844 using the access code 787183. A webcast of the conference call will be available until the next earnings conference call on the company's Web site at http://www.sst.com/events.

About Silicon Storage Technology, Inc.

Headquartered in Sunnyvale, California, SST designs, manufactures and markets a diversified range of nonvolatile memory solutions, based on proprietary, patented NOR type SuperFlash technology, for high volume applications in the digital consumer, networking, wireless communications and Internet computing markets. SST's product families include various densities of high functionality flash memory components, flash mass storage products and flash microcontrollers. SST also offers its SuperFlash technology for embedded applications through its broad network of world-class manufacturing partners and technology licensees, including TSMC, which offers it under its trademark Emb-FLASH. Further information on SST can be found on the company's Web site at http://www.sst.com.

Forward-Looking Statements

Except for the historical information contained herein, this news release contains forward-looking statements regarding market conditions for flash memory products, and other non-flash memory products, such as RF ICs, flash microcontrollers, and smart cards, the company's future financial performance, the performance of new products and the company's ability to bring new products to market, that involve risks and uncertainties. These risks may include, among other things, timely development, acceptance and pricing of new products, the terms and conditions associated with licensees' royalty payments, the impact of competitive products and pricing, and general economic conditions as they affect the company's customers, as well as other risks detailed from time to time in the company's SEC reports, including the Annual Report on Form 10-K for the year ended December 31, 2004 and on Form 10-Q for the quarter ended March 31, 2005.

For more information about SST and the company's comprehensive list of product offerings, please call 1-888/SST-CHIP. Information can also be requested via email to literature@sst.com or through SST's Web site at http://www.sst.com. SST's head office is located at 1171 Sonora Court, Sunnyvale, Calif.; telephone: 408/735-9110; fax: 408/735-9036.

The SST logo and SuperFlash are registered trademarks of Silicon Storage Technology, Inc. Emb-FLASH is a trademark of TSMC. All other trademarks or registered trademarks are the property of their respective holders.

-FINANCIAL TABLES TO FOLLOW-

Silicon Storage Technology, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(in thousands except per share data)

	Three months ended June 30,		Six months ended June 30,	
	2004	2005	2004	2005
	(unaudited)		(unaudited)	
Net revenues:				
Product revenues	$ 115,571	$ 84,882	$ 206,941	$ 164,152
Technology licensing	12,958	8,417	26,021	15,462
Total net revenues	128,529	93,299	232,962	179,614
Cost of revenues	79,762	82,037	146,044	155,759
Gross profit	48,767	11,262	86,918	23,855
Operating expenses:				
Research and development	12,042	13,086	23,845	25,051
Sales and marketing	7,271	7,006	14,199	14,346
General and administrative	4,579	7,123	8,578	13,825
Other non-recurring charges	1,479	2,911	1,479	2,911
Total operating expenses	25,371	30,126	48,101	56,133
Income (loss) from operations	23,396	(18,864)	38,817	(32,278)
Other income (expense)	228	1,014	612	1,215
Interest expense	(23)	(37)	(67)	(58)
Income (loss) before provision for income taxes	23,601	(17,887)	39,362	(31,121)
Provision for income taxes	1,502	1,693	3,030	2,440
Minority interest	-	7	-	(77)
Net income (loss)	$ 22,099	$ (19,587)	$ 36,332	$ (33,484)
Net income (loss) per share - basic	$ 0.23	$ (0.19)	$ 0.38	$ (0.33)
Shares used in per share calculation	96,084	102,201	95,953	100,010
Net income (loss) per share - diluted	$ 0.22	$ (0.19)	$ 0.36	$ (0.33)
Shares used in per share calculation	100,538	102,201	100,398	100,010

Silicon Storage Technology, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(in thousands)

	December 31, 2004	June 30, 2005
	(unaudited)	(unaudited)
ASSETS		
Current assets:		
Cash, cash equivalents and short-term investments	$ 103,993	$ 50,188
Trade accounts receivable, net	58,179	47,798
Inventories	156,618	159,605
Other current assets	16,049	13,753
Total current assets	334,839	271,344
Equipment, furniture and fixtures, net	16,620	17,025
Long-term marketable securities	23,094	33,401
Other assets	112,178	116,673
Goodwill	15,600	29,916
Total assets	$ 502,331	$ 468,359
LIABILITIES		
Current liabilities:		
Notes payable, current portion	$ 705	$ 264
Trade accounts payable	89,155	69,809
Accrued expenses and other liabilities	30,593	24,811
Deferred revenue	2,388	2,960
Total current liabilities	122,841	97,844
Other liabilities	1,307	1,871
Minority interest	2,199	-
Total liabilities	126,347	99,715
SHAREHOLDERS' EQUITY		
Common stock	358,578	374,968
Accumulated other comprehensive income	16,542	26,296
Retained earnings/(Accumulated deficit)	864	(32,620)
Total shareholders' equity	375,984	368,644
Total liabilities and shareholders' equity	$ 502,331	$ 468,359

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